Filing Information
Filed by Calix, Inc.
Commission File No. 001-34674
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Occam Networks, Inc.
Commission File No. 001-33069
This filing relates to the proposed acquisition by Calix, Inc, a
Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean
Sub II, LLC and Occam Networks.

Calix
EVOLUTIONARY
C7
REVOLUTIONARY
E7
E5 400
E5 100
CMS
UNIFIED ACCESS
An All-Video World
EXA
POWERED

The information contained in this presentation is not a commitment, promise or legal obligation to deliver any material, code or functionality. The development, release, and timing of any features or functionality described for our products remains at our sole discretion.

Calix to Acquire Occam Networks | Customer Overview

Transaction Snapshot
Deal Size: Deal Size: $171 million in stock and cash
Closing Conditions: Closing Conditions: Occam Networks stockholder approval, regulatory clearance and other customary closing conditions
Anticipated Closing: Anticipated Closing: Q4 2010 or Q1 2011
Post Closing Metrics: Post Closing Metrics: Trailing Revenues (last 12 months): ~$350 million
Estimated Customers: 800+
Aggregate Port Shipments: 10 million+
Aggregate Subscriber Lines (Customers): 48 million+

CMS *Service Management*

Calix **C-Series** *Multiservice | Multiprotocol*

Calix **E-Series** *Multiservice | Ethernet*

Calix **P-Series** *Multiservice | Premises*

© 2010 Calix Calix Confidential & Proprietary

4 Two Broadband Access Portfolios OccamView EMS BLC 6000 Chassis: high density BLC 6000 Chassis: medium, low density ONT portfolio

UNIFIEDACCESS

Customer Support Programs

COMMUNITY

PROFESSIONAL SERVICES

© 2010 Calix   Calix Confidential & Proprietary

5 One Unified Access Portfolio Management / Value Added Software Central Office Remote Terminal / Node Premises

Key Benefits Summary: Acceleration
Calix / Occam Networks combination focused on helping our
customers to SUCCEED
SUCCEED
Accelerating Unified Access
Complementary expertise expected to speed product INNOVATION INNOVATION
An EXPANDED EXPANDED UNIFIED UNIFIED ACCESS ACCESS portfolio
Increased resources, scale, and FOCUS FOCUS ON ON ACCESS ACCESS lays foundation for enhanced solutions development, testing, and quality
Accelerating Our Customers
A WIDER WIDER RANGE RANGE OF OF DEPLOYMENT DEPLOYMENT OPTIONS OPTIONS expected from an expanded Unified Access portfolio
CLOSER RELATIONSHIPS CLOSER RELATIONSHIPS with customers and partners expected through direct and expanded sales coverage and support
Enhanced ALIGNMENT ALIGNMENT with communications service provider network and business model transformation

Key Benefits Summary: Solutions
A broader Unified Access portfolio
Greater breadth and diversity of solutions expected
Form factors, ONTs, density options
Complementary technologies and resources
Share many common hardware and software components and
attributes – facilitated integration into Unified Access
Occam’s decade of experience in IP and Ethernet matched with
Calix’s decade of experience in fiber access
Address access network challenges in moving to Ethernet and fiber
Enhanced voice flexibility expected
A range of solutions across TDM, SIP, H.248, and MGCP
New innovations expected
Expanded engineering, test resources, and R&D dollars solely focused and target on access innovation

Key Benefits Summary: Business
A focus on access
Expanded resources, testing, and investment are planned in the part of your network that connects you to your customers
An enhanced direct customer engagement model
More “feet on the street”
Expansion of our world-class support organization and tools
Expanded Interoperability
Combined Calix Compatible and OPAN programs create one of the industry’s broadest and most mature programs for partner
interoperability.
Expanded resources and a clear business vision aligned with
your network and business interests to help YOU to SUCCEED
SUCCEED

Expanding the Unified Access Portfolio
Integrating the Occam Networks portfolio into Unified Access
Plan to make the BLC6000 part of the Unified Access portfolio
“B-Series” platforms to reside on the same Ethernet rings as the C- and E-Series
Plan to combine ONT portfolios expected to make one of the industry’s broadest ONT portfolios
ONT portfolio support across all three Calix platforms – B-Series, C-Series and E-Series
Plan to integrate the B-Series into CMS
A single, broad, and mature management system across the Unified Access portfolio
Complement CMS with valuable new tools from Occam Networks
Enhance Unified Access portfolio to support a broader set of voice protocols
Protocols supported to span across SIP, H.248, MGCP, and legacy TDM
ENHANCED
ENHANCED
FLEXIBILTY
FLEXIBILTY
and ACCELERATED
ACCELERATED
OPPORTUNITY
OPPORTUNITY
through a broadened Unified Access portfolio

Participants in the Acquisition of
Occam Networks
Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the
SEC, may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC.  Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s
web site at www.sec.gov
or by going to Calix’s
Investor Relations page on its corporate website at www.Calix.com.
Information concerning Occam Networks' directors and executive officers is set forth in Occam Networks' proxy statement for its 2010 Annual Meeting of
Stockholders, which was filed with the SEC on April 8, 2010.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks' Investor Relations page on its corporate web site at
www.OccamNetworks.com.
Additional information regarding the persons
who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Participants in the Acquisition of
Occam Networks
Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the
SEC, may be deemed to be participants in the solicitation of proxies in favor of the proposed merger.  Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in
Calix’s proxy statement/prospectus when it is filed with the SEC.  Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s
Investor Relations page on its corporate website at
www.Calix.com.
Information concerning Occam Networks' directors and executive officers is set forth in Occam Networks' proxy statement for its 2010 Annual Meeting of
Stockholders, which was filed with the SEC on April 8, 2010.  This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks' Investor Relations page on its corporate web site at
www.OccamNetworks.com.
Additional information regarding the persons
who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements
This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “expects,” “could,” “will,” “intends,” “should,” “estimate,” “would,”
“may,” “anticipates,” “plans” and other similar words.  These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-
looking statements.  The forward-looking statements contained in this document include statements about the timing of closing the acquisition, future financial and operating results; benefits of the acquisition;
financial advantages; the ability to integrate the companies; the ability to expand the Unified Access portfolio, the ability to accelerate access innovation; the ability to integrate platforms and products to accelerate opportunities for customers and broaden the Calix Unified Access portfolio; plans to increase sales and support coverage; ability to enhance solutions development, testing and quality;  the ability to increase the range of deployment options, create closer relationships with customers and partners and enhance alignment with communication service provider networks and business model transformations; ;
the ability to expand resources, testing and investments; the ability to enhance the customer engagement model and expand interoperability; and other statements regarding the proposed acquisition. These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate.
Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if
Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which
Calix or Occam Networks expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the
Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and
Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the
SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks' annual reports on Form
10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks' current reports on Form 8-K and other SEC filings.  These forward-looking statements speak only as of the date hereof.  Calix and
Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.